Exhibit 99.1

Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone:	(604) 272-4118
Facsimile:	(604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. – Notice of Intent to Dissolve

RICHMOND, BRITISH COLUMBIA – July 12, 2012 – Chai-Na-Ta Corp. (the “Corporation”) (OTCBB: “CCCFF”), announced that pursuant to section 211 (7) of the Canada Business Corporations Act, the Corporation has obtained a Certificate of Intent to Dissolve from Corporations Canada dated July 9, 2012.

The Corporation will cease to carry on business except to the extent necessary for the liquidation. Once the liquidation of the Corporation and the final payments to the Corporation’s creditors and the final distributions to its shareholders are completed, the Corporation will make an application to Corporations Canada for a Certificate of Dissolution.

This news release contains forward-looking statements that reflect the Corporation’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions and other risks as outlined in the Corporation’s periodic filings, Annual Financial Statements, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com